Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

[redacted]

06015444

July 17, 2006

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 2 4 2006
WASH. DC
151 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Margaret M. Peloso

Margaret M. Peloso
Vice President

PROCESSED
JUL 2 5 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

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17 July 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 14 July 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 2422.9 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 2,500,000 ordinary shares at a total cost of £58.9 million, giving an average repurchase cost of £23.54 per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000